Free Writing Prospectus

Filed Pursuant to Rule 433
Registration Number 333-177175

NORDSTROM, INC.
Final Term Sheet

October 5, 2011

$500,000,000 4.00% Senior Notes due 2021

Issuer:	Nordstrom, Inc.

Expected Ratings (Moody’s / S&P / Fitch):*	Baa1 (Stable) / A- (stable) / A- (stable)

Trade Date:	October 5, 2011

Settlement Date	October 11, 2011; T+3

Size:	$500 million

Maturity Date:	October 15, 2021

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2012

Coupon (Interest Rate):	4.00%

Price to Public:	99.828%

Benchmark Treasury:	2.125% due August 15, 2021

Benchmark Treasury Price / Yield:	102-00 / 1.901%

Spread to Benchmark Treasury:	+ 212 basis points

Yield to Maturity:	4.021%

Redemption Provision:

Before July 15, 2021, at the Issuer’s option, at any time in whole or from time to time in part, at the greater of (i) 100% of principal amount or (ii) discounted present value at the Treasury Rate plus 35 basis points.

At any time on or after July 15, 2021, at the Issuer’s option, at any time in whole or from time to time in part, at 100% of the principal amount.

CUSIP / ISIN:	655664 AP5 / Us655664AP58

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
RBS Securities Inc.

Co-Managers:	Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
The Williams Capital Group, L.P.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com or Wells Fargo Securities, LLC at 1-800-326-5897.